Exhibit 99.1

Snow lake lithium ANNOUNCES DIRECTOR RESIGNATIONS

Winnipeg, Manitoba -- (January 16, 2023) – Snow Lake Resources Ltd., d/b/a/ Snow Lake Lithium Ltd. (NASDAQ: LITM) (“Snow Lake Lithium” or the “Company”) announces that Philip Gross, Hadassah Slater, and Allan Engel have each resigned as directors of the Company (the “Director Resignations”), effective immediately prior to the commencement of the Company’s annual general and special meeting to be held at 9:00 a.m. (Central Time) on January 17, 2023 (the “Meeting”).

The Company wishes to sincerely thank Mr. Gross, Ms. Slater, and Mr. Engel for their invaluable contributions to the Company during their tenure on the board and wishes them well in their future pursuits.

About Snow Lake Resources Ltd.

Snow Lake is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the North American electric vehicle and battery markets.

Our wholly owned Snow Lake Lithium™ Project now covers a 59,587-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward-looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with respect to the timing of the Meeting and the effective time of the Director Resignations. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including without limitation future actions by the Dissidents. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled “Risk Factors” in our registration statements and reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors
ir@snowlakelithium.com

Media
media@snowlakelithium.com

Twitter:
@SnowLakeLithium

www.SnowLakeLithium.com

SOURCE: Snow Lake Resources Ltd.